The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 MAY 17 AM 10:3?

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

02034201

25th April, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th April 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an News Release dated 24th April 2002, announcing the flotation of HMV Group plc, in which EMI Group plc owns an 42.65% interest.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE Tel/544

Not for release, publication or distribution in, or into, the United States, Canada, Australia or Japan

EMI Group plc

Flotation of HMV Group plc

LONDON, 24 APRIL 2002 -- EMI Group plc ("**EMI**") is pleased to note that HMV Group plc ("**HMV**") has today issued a price range prospectus for its global offer (the "**Global Offer**") in relation to its proposed flotation on the London Stock Exchange. The prospectus gives an indicative price range for the Global Offer of 190 to 220 pence per HMV ordinary share.

The currently expected offering structure, as reflected in the prospectus, involves EMI offering part of its holding of ordinary shares in HMV in the Global Offer. EMI would also grant UBS Warburg an overallotment option, at the offer price, in respect of further ordinary shares in HMV.

At the mid-point of the price range, the net cash proceeds to EMI as a result of the flotation would comprise the following elements:

- £69m, representing deferred and contingent consideration payable to EMI by HMV on its listing under the terms of the 1998 sale agreement between EMI and HMV, and the redemption of EMI's holding of senior preference shares in HMV;

- approximately £72m in respect of ordinary shares in HMV to be offered by EMI in the Global Offer; and

- approximately £40m if the overallotment option were exercised in full.

Sale of all of the shares to be offered by EMI, including those comprised in the overallotment option, would result in EMI having a residual holding of approximately 11% in HMV following its flotation, which, based on an offer price at the mid-point of the indicative price range, would have a value of approximately £90m at flotation. This holding would be subject to lock-up arrangements for six months from flotation.

The actual number of ordinary shares to be sold by EMI in the Global Offer, and the price at which they are sold, will not be finalised until shortly before the flotation and, therefore, the final value of the ordinary shares sold by EMI and EMI's residual holding in HMV may be higher or lower than indicated in this announcement.

A further announcement will be made by EMI following a final decision as to the pricing and other details of the Global Offer.

Enquiries:

EMI GROUP PLC

Amanda Conroy	SVP, Corporate Communications	020 7667 3216
Siobhan Turner	Director, Investor Relations	020 7667 3234

BRUNSWICK GROUP LIMITED

Patrick Handley		020 7404 5959

The contents of this announcement, which have been prepared by and are the sole responsibility of EMI Group plc, have been approved by UBS Warburg Ltd., a subsidiary of UBS AG, solely for the purposes of Section 21(2)(b) of the Financial Services and Markets Act 2000. This does not constitute a recommendation regarding the Offering. The value of an investment may go down as well as up. Potential investors should seek advice from an independent financial adviser as to the suitability of the Offering for the individual concerned.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in HMV to be issued or sold in connection with the Offering should only be made on the basis of information contained in the prospectus issued in connection with the Offering and any supplements thereto. The prospectus contains certain detailed information about HMV and its management, as well as financial statements and other financial data.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an available exemption from registration thereunder. No public offering of securities is being made in the United States.

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan. Stabilisation / FSA.